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                            June 14, 2024

       W. Gregory Lehmkuhl
       Chief Executive Officer
       Lineage, Inc.
       46500 Humboldt Drive
       Novi, MI 48377

                                                        Re: Lineage, Inc.
                                                            Amendment No. 6 to
                                                            Draft Registration
Statement on Form S-11
                                                            Submitted on June
5, 2024
                                                            CIK No. 0001868159

       Dear W. Gregory Lehmkuhl:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       May 16, 2024 letter.

       Amendment 6 to Draft Registration Statement on Form S-11

       Historical Financial Statements of Lineage, Inc. (unaudited) Independent Auditors Review Report, page F-85

   1. We note your auditor included a review report pertaining to the condensed consolidated interim financial
information as of and for the interim period ended March 31, 2024.
                                                        Please address the
following:
                                                            Regarding the
review performed as of March 31, 2024 and the related interim periods presented, your
auditor indicates the reviews were conducted "in accordance with the auditing standards
of the Public Company Accounting Oversight Board (United
                                                             States) (PCAOB)."
Please tell us why your auditor did not perform their review in
 W. Gregory Lehmkuhl
Lineage, Inc.
June 14, 2024
Page 2
          accordance with the standards of the PCAOB. Refer to AS 4105.09; and
            Regarding the audit performed as of December 31, 2023 and 2022, and the fiscal years ended 2023, 2022 and 2021, address the following and revise as necessary:
            o Tell us why your auditor refers to their report on condensed consolidated balance sheet as of December 31, 2023 and not on the full set of consolidated financial statements as of and for all periods presented; and
            o Tell us why your auditor indicated their audit was limited to having been performed in accordance with the " auditing standards of the PCAOB," and not in accordance with the standards of the PCAOB as reflected in their report provided elsewhere in the prospectus.

       Please contact Ameen Hamady at 202-551-3891 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765 with any other questions.



                                                        Sincerely,
FirstName LastNameW. Gregory Lehmkuhl
                                                        Division of Corporation
Finance
Comapany NameLineage, Inc.
                                                        Office of Real Estate &
Construction
June 14, 2024 Page 2
cc:       Lewis Kneib, Esq.
FirstName LastName